Exhibit 99.2

Edge Resources Announces Intent to Acquire Alberta Conventional Oil Producing Assets

CALGARY, ALBERTA—(Marketwire - Jan. 5, 2011) - Edge Resources Inc. (“Edge” or the “Company”) (TSX VENTURE: EDE) is pleased to announce that it has entered into an arms-length agreement with a private Alberta-based oil and gas company (the “Letter of Intent” or “LOI”) to acquire certain producing, conventional oil and gas assets in Southern Alberta for $5.1 million (the “Acquisition”). The Acquisition is expected to close on or before January 31, 2011 and the Company has arranged financing for the Acquisition.

Through the Acquisition, Edge is acquiring low-decline, high quality oil assets with a substantial land base and an underutilized, first-rate processing facility. The majority of the assets are operated and very high working interest. The area has been underdeveloped and contains 3D seismic over the majority of the existing land. Edge has also identified shallow gas targets on the land and in up-hole zones.

Brad Nichol, President of the Company, commented, “Our team has pursued this opportunistic acquisition due to the excellent deal metrics and existing, stable cash flows from this primarily oil-producing, high working interest property. The current operator is focused strategically in other areas and has left several opportunities for us to further develop. Of significant importance to us is the ability to further consolidate in the area and utilize the excess capacity with existing battery and facilities that come with this acquisition; and thus, improve overall operating efficiencies.” Nichol added, “These conventional, shallow assets are a nice complement to our strategy of accumulating and producing from the Edmonton Sands, and will allow us to utilize a lot of our existing experience and expertise.”

Summary of the Acquisition

Production:	138 BOE/day (90% oil)

Common Metrics:	$36,954 per flowing barrel; $10.36/boe of Proven Reserves

Facilities:	Recently upgraded, very well-maintained, excess capacity

Additional Potential:	(i) optimization, (ii) work-over and (iii) developmental drilling opportunities, all complimented with existing 3-D seismic data over the majority of the property;

Additional up-hole potential in Edge’s proven area of expertise, shallow gas;

The property is on the edge of the newly-developing Alberta Bakken horizontal oil play

With this Acquisition, Edge will be acquiring a well-understood and partially developed, conventional, shallow oil play. The Company is able to build off its well-established core competencies, which include mapping conventional, shallow oil and gas trends and successfully implementing shallow drilling and completion techniques.

About Edge Resources Inc.

Edge Resources is focused on the exploration, development and production of oil and natural gas, most prominently from the Edmonton Sands group of formations, a conventional, shallow gas group of reservoirs located in Central Alberta, Canada. The management team’s very high success rate is based on the safe, efficient deployment of capital and a proven ability to efficiently execute in shallow formations, which gives Edge Resources a sustainable, low-cost, competitive advantage.

The Alberta Government estimates that there is 44 trillion cubic feet (“TCF”) of non-producing, shallow natural gas in Alberta. Edge Resources’ management team has evaluated over 20,000 sections of land and has identified over 200 “five-star” sections.

Visit the company website for more information: www.edgeres.com.

Brad Nichol, President & Director

EDGE RESOURCES INC.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s registered filings which are available at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

BOE presentation:

Barrel (“bbl”) of oil equivalent (“boe”) amounts may be misleading particularly if used in isolation. All boe conversions in this report are calculated using a conversion of six thousand cubic feet of natural gas to one equivalent barrel of oil (6 mcf=1 bbl) and is based on an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Trading in the securities of Edge Resources Inc. should be considered highly speculative. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Brad Nichol
Edge Resources Inc.
403-767-9905
www.edgeres.com